UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.

                        FORM U-A

                     File No. 69-423
                     Amendment No. 1

    Amendment to Statement by Holding Company Claiming
               Exemption on Form U-3A-2 Under
        Public Utility Holding Company Act of 1935


                      FIRSTENERGY CORP.


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


         Harvey L. Wagner          Controller
----------------------------------------------------
              (Name)                 (Title)

     76 South Main Street, Akron, OH  44308
----------------------------------------------------
                      (Address)

          The undersigned hereby amends the above document as indicated in the attached pages with respect to the following:

     Exhibit A to Form U-3A-2 filed on November 10, 1997.


                             SIGNATURE

          The company has caused this amendment to be duly signed on its behalf by its authorized officer in the city of Akron and State of Ohio, on the 21st day of November 1997.

                         FirstEnergy Corp.


                         By:    /s/ Harvey L. Wagner
                              ------------------------
                         Title:       Controller





CORPORATE SEAL



Attest    /s/ Nancy C. Ashcom
         -------------------------
Title:    Corporate Secretary

                             Exhibit A
                         FIRSTENERGY CORP.
             UNAUDITED PRO FORMA FINANCIAL INFORMATION
-----------------------------------------------------------------

          The unaudited pro forma balance sheet of FirstEnergy at June 30, 1997, set forth below, gives effect to the Merger as if it had been consummated on that date. The unaudited pro forma statements of income of FirstEnergy for the twelve month period ended June 30, 1997 set forth below, give effect to the Merger as if it had been consummated on July 1, 1996. These statements are prepared based on accounting for the Merger as a purchase with the assumptions specified in the notes thereto. Purchase accounting adjustments are estimates and therefore subject to change.

          The following pro forma financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of Ohio Edison and Centerior. The following information does not reflect any potential cost reductions or synergies associated with the Merger and is not necessarily indicative of the financial position or operating results that would have occurred had the Merger been consummated on the date as of which, or at the beginning of the periods for which, the Merger is being given effect, nor is it necessarily indicative of future financial position or operating results.

          The unaudited pro forma financial statements reflect a fair value adjustment of $1.25 billion to reduce the carrying value of the nuclear generating units at FirstEnergy, as required by Accounting Principles Board Opinion 16. This fair value adjustment is an estimated amount; the ultimate fair value of Cleveland Electric's and Toledo Edison's net assets to be determined is likely to require an adjustment which may be more or less than the amount used for purposes of these unaudited pro forma financial statements. Any difference between the ultimate net asset valuation and the valuation assumed in the unaudited pro forma financial statements will be reflected as an adjustment of the goodwill recognized in connection with the Merger.

                                         FIRSTENERGY CORP.
                         UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                           June 30, 1997
                                           (In millions)
---------------------------------------------------------------------------------------------------
                                                                           Pro Forma    Pro Forma
                                               Ohio Edison    Centerior   Adjustments    Combined
                                               -----------    ---------   -----------   ----------
Assets

Utility plant, net of depreciation               $5,256        $ 6,799     $ (1,250) (3a)  $10,805
Other property and investments                    1,132          1,142                       2,274
Current assets                                      513            480          (13) (3b)      980
Regulatory assets                                 1,656          2,248         (750) (3a)    3,154
Goodwill                                              0              0          904  (3c)      904
Other deferred charges                              265            270                         535
                                                 ------        -------      -------        -------
Total Assets                                     $8,822        $10,939      $(1,109)       $18,652
                                                 ======        =======      =======        =======

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital         $2,101         $2,321        (755)  (3d)   $3,667
  Retained earnings (deficit)                       596           (393)        393   (3d)      596
  Unallocated ESOP common shares                   (150)             0           0            (150)
                                                 ------         ------      ------          ------
  Total common shareholders' equity               2,547          1,928        (362)          4,113

Preferred stock:
  Not subject to mandatory redemption               161              0        (161)  (3e)        0
  Subject to mandatory redemption                    20              0         (20)  (3e)        0

Preferred stock of consolidated subsidiaries:
  Not subject to mandatory redemption                51            448         161   (3e)      660
  Subject to mandatory redemption                    15            174           6   (3e)(3f)  195
Ohio Edison obligated mandatorily redeemable
  preferred securities of subsidiary trust hold-
  ing solely Ohio Edison subordinated debentures    120              0                         120
Long-term debt                                    2,369          4,238          16   (3f)    6,623
                                                 ------        -------     -------         -------
Total capitalization                              5,283          6,788        (360)         11,711
Current liabilities                               1,295          1,062         (13)  (3b)    2,344
Accumulated deferred income taxes                 1,742          1,896        (690)  (3k)    2,948
Accumulated deferred investment tax credits         192            246         (64)  (3k)      374
Other liabilities                                   310            947          18   (3g)    1,275
                                                 ------        -------     -------         -------
  Total Capitalization and Liabilities           $8,822        $10,939     $(1,109)        $18,652
                                                 ======        =======     =======         =======



FIRSTENERGY CORP.
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
Twelve Months Ended June 30, 1997
(In millions, except per share amounts))
--------------------------------------------------------------------------------------------------
                                                                        Pro Forma     Pro Forma
                                            Ohio Edison    Centerior   Adjustments    Combined
                                            -----------    ---------   -----------    ---------
Operating revenues                            $2,457        $2,563       $(13)  (3h)   $5,007
                                              ------        ------       ----          ------
Fuel and purchased power                         435           475         (3)  (3h)      907
Other operation and maintenance expenses         679           783        (12)  (3h)    1,450
                                              ------        ------       ----          ------
Total operation and maintenance expenses       1,114         1,258        (15)          2,357
Depreciation and amortization, net               399           352        (75)  (3i)      676
General taxes                                    234           312          2   (3h)      548
Income taxes                                     186           125         26   (3k)      337
                                              ------        ------       ----          ------
Total operating expense and taxes              1,933         2,047        (62)          3,918
                                              ------        ------       ----          ------
Operating income                                 524           516         49           1,089
Other income (expense)                            48           (14)       (22)  (3i)       12
                                              ------        ------       ----          ------
Total income                                     572           502         27           1,101
                                              ------        ------       ----          ------
Interest charges                                 240           324                        564
Allowance for borrowed funds used during
  construction and capitalized interest           (2)           (2)                        (4)
Subsidiaries' preferred stock dividend
  requirements                                    16            54         12   (3j)       82
                                              ------        ------       ----          ------
Net interest and other charges                   254           376         12             642
Net income                                       318           126         15             459
Preferred stock dividend requirements             12            -         (12)  (3j)       -
                                              ------       -------       ----          ------
Earnings on common stock                      $  306       $   126       $ 27          $  459
                                              ======       =======       ====          ======
Average common shares outstanding                144           148        (70)            222
                                              ======       =======       ====          ======
Earnings per share of common stock            $ 2.12       $   .85                     $ 2.07
                                              ======       =======                     ======



                       FIRSTENERGY CORP.
        NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                    FINANCIAL STATEMENTS
----------------------------------------------------------------

Note 1 - Reclassifications

          Certain reclassifications have been made to the Centerior unaudited historical financial statements to conform to the presentation expected to be used by the merged companies.

Note 2 - Exchange Ratios

          Under the Merger Agreement, each outstanding share of Ohio Edison Common Stock will be converted into one share of FirstEnergy Common Stock, and each outstanding share of Centerior Common Stock will be converted into 0.525 of a share of FirstEnergy Common Stock. These conversion numbers were used in computing share and per share amounts in the accompanying unaudited pro forma combined condensed financial statements.

Note 3 - Pro Forma Adjustments

          (a) As required by APB16, a pro forma adjustment has been recognized by FirstEnergy to adjust the Cleveland Electric and Toledo Edison nuclear generating units to fair value. Such adjustment has been based upon the estimated discounted future cash flows expected to be generated by their nuclear generating units.

          (b) A pro forma adjustment has been made to eliminate accounts receivable and payable between Ohio Edison and Centerior as of the balance sheet date.

          (c) A pro forma adjustment has been made to recognize goodwill in connection with the Merger. The goodwill represents the excess of the purchase price over Centerior's net assets after taking into account the adjustments described in (a) above. The carrying cost for all other assets and liabilities (except as described in (f) and (g) below) is assumed to be equal to fair market value. If it is determined that the ultimate fair market value of Centerior's net assets is more or less than their estimated carrying value at the time of consummation, goodwill would be adjusted accordingly. The purchase price was based on the imputed value to holders of Centerior Common Stock using a market value of Ohio Edison Common Stock of $20.125 per share.

          (d) Pro forma equity adjustments recognize the elimination of Centerior's accumulated deficit as of the consummation of the Merger and the purchase price computed as described in (c) above.

          (e)  Pro forma adjustments have been made to reclassify
Ohio Edison preferred stock outstanding to subsidiary preferred stock outstanding on FirstEnergy's balance sheet.

          (f)A pro forma adjustment has been made to recognize
Centerior's preferred stock of consolidated subsidiaries subject to mandatory redemption and long-term debt at estimated fair market value.

          (g)  A pro forma adjustment has been made to recognize
Centerior's net unamortized transition obligation related to certain retirement benefits.

          (h)Pro forma adjustments have been made to eliminate revenue and expense transactions between Ohio Edison and Centerior.

          (i)Pro forma adjustments have been made to recognize amortization of goodwill in connection with the Merger over a 40-year period, offset by reductions in depreciation expense and amortization of regulatory assets resulting from the assumed revaluation of Centerior's assets described in (a) above.

          (j)A pro forma adjustment has been made to reclassify
Ohio Edison's preferred stock dividend requirements to subsidiaries' preferred stock dividend requirements (a reduction to net income) on FirstEnergy's statement of income.

          (k)Pro forma adjustments have been made for the estimated tax effects of the adjustments discussed in (a), (f),
(g) and (i) above.

                                          Pennsylvania Power Company
            UNAUDITED CONDENSED BALANCE SHEET
                     June 30, 1997
                     (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation          $   748,359
Other property and investments                   26,354
Current assets                                   90,746
Regulatory assets                               169,959
Other deferred charges                            6,871
                                             ----------
Total Assets                                 $1,042,289
                                             ==========

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital       $188,287
  Retained earnings (deficit)                   101,656
                                               --------
  Total common shareholders' equity             289,943

Preferred stock:
  Not subject to mandatory redemption            50,905
  Subject to mandatory redemption                15,000

Long-term debt                                  299,683
                                             ----------
Total capitalization                            655,531
Current liabilities                              78,144
Accumulated deferred income taxes               243,759
Accumulated deferred investment tax credits      27,264
Other liabilities                                37,591
                                             ----------
Total Capitalization and Liabilities         $1,042,289
                                             ==========


                Pennsylvania Power Company
         UNAUDITED CONDENSED STATEMENT OF INCOME
            Twelve Months Ended June 30, 1997
                     (In thousands)
--------------------------------------------------------

Operating revenues                           $319,184
                                             --------
Fuel and purchased power                       64,620
Other operation and maintenance expenses       86,266
                                             --------
Total operation and maintenance expenses      150,886
Depreciation and amortization, net             63,752
General taxes                                  23,690
Income taxes                                   26,804
                                             --------
Total operating expense and taxes             265,132
                                             --------
Operating income                               54,052
Other income (expense)                          2,534
                                             --------
Total income                                   56,586
                                             --------
Interest charges                               24,896
Allowance for borrowed funds used during
  construction and capitalized interest          (211)
Subsidiaries' preferred stock dividend
  requirements                                      0
                                             --------
Net interest and other charges                 24,685
                                             --------
Net income                                     31,901
Preferred stock dividend requirements           4,626
                                             --------
Earnings on common stock                     $ 27,275
                                             ========

     UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
            Twelve Months Ended June 30, 1997
                      (In thousands)
--------------------------------------------------------------

Beginning balance                            $ 95,804
Plus:  net income                              31,901
Less: common dividends                         21,386
      preferred dividends                       4,663
                                             --------
Ending Balance                               $101,656
                                             ========

                  OES Capital, Incorporated
              UNAUDITED CONDENSED BALANCE SHEET
                         June 30, 1997
                         (In thousands)
---------------------------------------------------------

Assets

Utility plant, net of depreciation             $      0
Other property and investments                   12,477
Current assets                                  153,011
Regulatory assets                                     0
Other deferred charges                              680
                                               --------
Total Assets                                   $166,168
                                               ========

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital      $  20,000
  Retained earnings (deficit)                    16,184
                                              ---------
  Total common shareholders' equity              36,184

Preferred stock:
  Not subject to mandatory redemption                 0
  Subject to mandatory redemption                     0

Long-term debt                                        0
                                               --------
Total capitalization                             36,184
Current liabilities                             129,984
Accumulated deferred income taxes                     0
Accumulated deferred investment tax credits           0
Other liabilities                                     0
                                               --------
Total Capitalization and Liabilities           $166,168
                                               ========

                    OES Capital, Incorporated
             UNAUDITED CONDENSED STATEMENT OF INCOME
               Twelve Months Ended June 30, 1997
                          (In thousands)
---------------------------------------------------------

Operating revenues                              $20,863
                                                -------
Fuel and purchased power                              0
Other operation and maintenance expenses          7,519
                                                -------
Total operation and maintenance expenses          7,519
Depreciation and amortization, net                  173
General taxes                                        42
Income taxes                                      2,974
                                                -------
Total operating expense and taxes                10,708
                                                -------
Operating income                                 10,155
Other income (expense)                            1,316
                                                -------
Total income                                     11,471
                                                -------
Interest charges                                  6,901
Allowance for borrowed funds used during
  construction and capitalized interest               0
Subsidiaries' preferred stock dividend
  requirements                                        0
                                                -------
Net interest and other charges                    6,901
                                                -------
Net income                                        4,570
Preferred stock dividend requirements                 0
                                                -------
Earnings on common stock                        $ 4,570
                                                =======

    UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
          Twelve Months Ended June 30, 1997
                     (In thousands)
---------------------------------------------------------

Beginning balance                              $ 11,614
Plus:  net income                                 4,570
Less: common dividends                                0
      preferred dividends                             0
                                               --------
Ending Balance                                 $ 16,184
                                               ========

                    OES Finance Incorporated
                UNAUDITED CONDENSED BALANCE SHEET
                          June 30, 1997
                         (In thousands)
---------------------------------------------------------
Assets

Utility plant, net of depreciation             $      0
Other property and investments                  277,763
Current assets                                   11,290
Regulatory assets                                     0
Other deferred charges                                0
                                               --------
Total Assets                                   $289,053
                                               ========

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital       $14,000
  Retained earnings (deficit)                    1,802
                                               -------
  Total common shareholders' equity             15,802

Preferred stock:
  Not subject to mandatory redemption                0
  Subject to mandatory redemption                    0

Long-term debt                                 263,763
                                              --------
Total capitalization                           279,565
Current liabilities                              9,488
Accumulated deferred income taxes                    0
Accumulated deferred investment tax credits          0
Other liabilities                                    0
                                              --------
Total Capitalization and Liabilities          $289,053
                                              ========


                   OES Finance Incorporated
            UNAUDITED CONDENSED STATEMENT OF INCOME
              Twelve Months Ended June 30, 1997
                       (In thousands)
--------------------------------------------------------

Operating revenues                             $     0
                                               -------
Fuel and purchased power                             0
Other operation and maintenance expenses             7
                                               -------
Total operation and maintenance expenses             7
Depreciation and amortization, net                   0
General taxes                                        0
Income taxes                                         0
                                               -------
Total operating expense and taxes                    7
                                               -------
Operating income                                    (7)
Other income (expense)                          21,140
                                               -------
Total income                                    21,133
                                               -------
Interest charges                                20,441
Allowance for borrowed funds used during
  construction and capitalized interest              0
Subsidiaries' preferred stock dividend
  requirements                                       0
                                               -------
Net interest and other charges                  20,441
                                               -------
Net income                                         692
Preferred stock dividend requirements                0
                                               -------
Earnings on common stock                       $   692
                                               =======

     UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
             Twelve Months Ended June 30, 1997
                     (In thousands)
---------------------------------------------------------

Beginning balance                              $ 1,110
Plus:  net income                                  692
Less: common dividends                               0
      preferred dividends                            0
                                               -------
Ending Balance                                 $ 1,802
                                               =======


                    OES Ventures Incorporated
               UNAUDITED CONDENSED BALANCE SHEET
                        June 30, 1997
                        (In thousands)
-------------------------------------------------------

Assets

Utility plant, net of depreciation             $   282
Other property and investments                  15,731
Current assets                                   6,404
Regulatory assets                                    0
Other deferred charges                              39
                                               -------
Total Assets                                   $22,456
                                               =======
Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital       $15,800
  Retained earnings (deficit)                      867
                                               -------
  Total common shareholders' equity             16,667

Preferred stock:
  Not subject to mandatory redemption                0
  Subject to mandatory redemption                    0

Long-term debt                                       0
                                               -------
Total capitalization                            16,667
Current liabilities                              5,789
Accumulated deferred income taxes                    0
Accumulated deferred investment tax credits          0
Other liabilities                                    0
                                               -------
Total Capitalization and Liabilities           $22,456
                                               =======

                 OES Ventures Incorporated
           UNAUDITED CONDENSED STATEMENT OF INCOME
            Twelve Months Ended June 30, 1997
                     (In thousands)
--------------------------------------------------------

Operating revenues                               $ 138
                                                 -----
Fuel and purchased power                             0
Other operation and maintenance expenses            72
                                                 -----
Total operation and maintenance expenses            72
Depreciation and amortization, net                   0
General taxes                                        0
Income taxes                                         0
                                                 -----
Total operating expense and taxes                   72
                                                 -----
Operating income                                    66
Other income (expense)                             801
                                                 -----
Total income                                       867
                                                 -----
Interest charges                                     0
Allowance for borrowed funds used during
  construction and capitalized interest              0
Subsidiaries' preferred stock dividend
  requirements                                       0
                                                 -----
Net interest and other charges                       0
                                                 -----
Net income                                         867
Preferred stock dividend requirements                0
                                                 -----
Earnings on common stock                         $ 867
                                                 =====

    UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
         Twelve Months Ended June 30, 1997
                    (In thousands)
--------------------------------------------------------

Beginning balance                                $   0
Plus:  net income                                  867
Less: common dividends                               0
      preferred dividends                            0
                                                 -----
Ending Balance                                   $ 867
                                                 =====

                Ohio Edison Financing Trust
             UNAUDITED CONDENSED BALANCE SHEET
                      June 30, 1997
                      (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation            $      0
Other property and investments                 123,711
Current assets                                       0
Regulatory assets                                    0
Other deferred charges                               0
                                              --------
Total Assets                                  $123,711
                                              ========
Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital      $  3,711
  Retained earnings (deficit)                        0
                                             ---------
  Total common shareholders' equity              3,711

Ohio Edison obligated mandatorily redeemable
  preferred securities of subsidiary trust
  holding solely Ohio Edison subordinated
  debentures                                   120,000

Long-term debt                                       0
                                              --------
Total capitalization                           123,711
Current liabilities                                  0
Accumulated deferred income taxes                    0
Accumulated deferred investment tax credits          0
Other liabilities                                    0
                                              --------
Total Capitalization and Liabilities          $123,711
                                              ========

                   Ohio Edison Financing Trust
              UNAUDITED CONDENSED STATEMENT OF INCOME
                Twelve Months Ended June 30, 1997
                           (In thousands)
--------------------------------------------------------

Operating revenues                            $      0
                                              --------
Fuel and purchased power                             0
Other operation and maintenance expenses             0
Total operation and maintenance expenses             0
                                              --------
Depreciation and amortization, net                   0
General taxes                                        0
Income taxes                                         0
                                              --------
Total operating expense and taxes                    0
                                              --------
Operating income                                     0
Other income (expense)                          11,134
                                              --------
Total income                                    11,134
                                              --------
Interest charges                                     0
Allowance for borrowed funds used during
  construction and capitalized interest              0
Subsidiaries' preferred stock dividend
  requirements                                       0
                                              --------
Net interest and other charges                       0
                                              --------
Net income                                      11,134
Preferred stock dividend requirements           10,800
                                              --------
Earnings on common stock                      $    344
                                              ========

    UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
           Twelve Months Ended June 30, 1997
                      (In thousands)
--------------------------------------------------------
Beginning balance                             $      0
Plus:  net income                                  334
Less: common dividends                             334
      preferred dividends                            0
                                              --------
Ending Balance                                $      0
                                              ========

         The Cleveland Electric Illuminating Company
               UNAUDITED CONDENSED BALANCE SHEET
                          June 30, 1997
                         (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation          $4,822,935
Other property and investments                 665,285
Current assets                                 312,407
Regulatory assets                            1,333,979
Other deferred charges                         202,850
                                            ----------
Total Assets                                $7,337,456
                                            ==========

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital    $1,320,766
  Retained earnings (deficit)                 (310,900)
                                            ----------
  Total common shareholders' equity          1,009,866

Preferred stock:
  Not subject to mandatory redemption          238,325
  Subject to mandatory redemption              172,404

Long-term debt                               3,074,509
                                            ----------
Total capitalization                         4,495,104
Current liabilities                            793,706
Accumulated deferred income taxes            1,328,181
Accumulated deferred investment tax credits    172,186
Other liabilities                              548,279
                                            ----------
Total Capitalization and Liabilities        $7,337,456
                                            ==========


      The Cleveland Electric Illuminating Company
       UNAUDITED CONDENSED STATEMENT OF INCOME
         Twelve Months Ended June 30, 1997
                      (In thousands)
--------------------------------------------------------

Operating revenues                          $1,788,283
                                            ----------
Fuel and purchased power                       418,311
Other operation and maintenance expenses       470,643
                                            ----------
Total operation and maintenance expenses       888,954
Depreciation and amortization, net             239,486
General taxes                                  224,056
Income taxes                                    81,413
                                            ----------
Total operating expense and taxes            1,433,909
                                            ----------
Operating income                               354,374
Other income (expense)                         (12,988)
                                            ----------
Total income                                   341,386
                                            ----------
Interest charges                               234,307
Allowance for borrowed funds used during
  construction and capitalized interest         (1,675)
Subsidiaries' preferred stock dividend
  requirements                                       0
                                            ----------
Net interest and other charges                 232,632
                                            ----------
Net income                                     108,754
Preferred stock dividend requirements           37,309
                                            ----------
Earnings on common stock                    $   71,445
                                            ==========

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
          Twelve Months Ended June 30, 1997
                      (In thousands)
--------------------------------------------------------

Beginning balance                           $ (238,040)
Plus:  net income                              108,754
Less: common dividends                         143,815
      preferred dividends                       37,799
                                            ----------
Ending Balance                              $ (310,900)
                                            ==========

                  The Toledo Edison Company
            UNAUDITED CONDENSED BALANCE SHEET
                        June 30, 1997
                        (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation          $1,970,517
Other property and investments                 413,887
Current assets                                 188,727
Regulatory assets                              914,600
Other deferred charges                          84,567
                                            ----------
Total Assets                                $3,572,298
                                            ==========
Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital      $797,800
  Retained earnings (deficit)                   18,995
                                              --------
  Total common shareholders' equity            816,795

Preferred stock:
  Not subject to mandatory redemption          210,000
  Subject to mandatory redemption                1,690

Long-term debt                               1,163,086
                                            ----------
Total capitalization                         2,191,571
Current liabilities                            363,718
Accumulated deferred income taxes              562,474
Accumulated deferred investment tax credits     73,451
Other liabilities                              381,084
                                            ----------
Total Capitalization and Liabilities        $3,572,298
                                            ==========


                  The Toledo Edison Company
        UNAUDITED CONDENSED STATEMENT OF INCOME
           Twelve Months Ended June 30, 1997
                     (In thousands)
--------------------------------------------------------

Operating revenues                         $ 914,730
                                           ---------
Fuel and purchased power                     177,303
Other operation and maintenance expenses     331,822
                                           ---------
Total operation and maintenance expenses     509,125
Depreciation and amortization, net           112,101
General taxes                                 87,617
Income taxes                                  44,168
                                           ---------
Total operating expense and taxes            753,011
                                           ---------
Operating income                             161,719
Other income (expense)                           318
                                           ---------
Total income                                 162,037
                                           ---------
Interest charges                              94,168
Allowance for borrowed funds used during
  construction and capitalized interest         (471)
Subsidiaries' preferred stock dividend
  requirements                                     0
                                           ---------
Net interest and other charges                93,697
                                           ---------
Net income                                    68,340
Preferred stock dividend requirements         16,898
                                           ---------
Earnings on common stock                   $  51,442
                                           =========

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
         Twelve Months Ended June 30, 1997
                    (In thousands)
-------------------------------------------------------

Beginning balance                          $ (32,458)
Plus:  net income                             68,340
Less:  common dividends                            0
       preferred dividends                    16,887
                                           ---------
Ending Balance                             $  18,995
                                           =========


                  Centerior Service Company
              UNAUDITED CONDENSED BALANCE SHEET
                        June 30, 1997
                        (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation        $        0
Other property and investments                     0
Current assets                                65,944
Regulatory assets                                  0
Other deferred charges                         1,058
                                          ----------
Total Assets                                 $67,002
                                          ==========

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital     $13,950
  Retained earnings (deficit)                      0
                                          ----------
  Total common shareholders' equity           13,950

Preferred stock:
  Not subject to mandatory redemption              0
  Subject to mandatory redemption                  0

Long-term debt                                     0
                                         -----------
Total capitalization                          13,950
Current liabilities                           17,771
Accumulated deferred income taxes              2,397
Accumulated deferred investment tax credits        0
Other liabilities                             32,884
                                             -------
Total Capitalization and Liabilities         $67,002
                                             =======

                Centerior Service Company
        UNAUDITED CONDENSED STATEMENT OF INCOME
         Twelve Months Ended June 30, 1997
                     (In thousands)
---------------------------------------------------------

Operating revenues                            $       0
                                              ---------
Fuel and purchased power                              0
Other operation and maintenance expenses        219,825
                                              ---------
Total operation and maintenance expenses        219,825
Depreciation and amortization, net                    0
General taxes                                     6,514
Income taxes                                        701
                                              ---------
Total operating expense and taxes               227,040
                                              ---------
Operating income                               (227,040)
Other income (expense)                          227,040
                                              ---------
Total income                                          0
                                              ---------
Interest charges                                      0
Allowance for borrowed funds used during
  construction and capitalized interest               0
Subsidiaries' preferred stock dividend
  requirements                                        0
                                              ---------
Net interest and other charges                        0
                                              ---------
Net income                                            0
Preferred stock dividend requirements                 0
                                              ---------
Earnings on common stock                      $       0
                                              =========


     UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
             Twelve Months Ended June 30, 1997
                     (In thousands)
---------------------------------------------------------

Beginning balance                                   $ 0
Plus:  net income                                     0
Less: common dividends                                0
      preferred dividends                             0
                                                    ---
Ending Balance                                      $ 0
                                                    ===

                Centerior Properties Company
              UNAUDITED CONDENSED BALANCE SHEET
                      June 30, 1997
                     (In thousands)
------------------------------------------------------

Assets

Utility plant, net of depreciation          $     0
Other property and investments               26,516
Current assets                                9,193
Regulatory assets                                 0
Other deferred charges                          280
                                            -------
Total Assets                                $35,989
                                            =======

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital    $18,985
  Retained earnings (deficit)                13,622
                                            -------
  Total common shareholders' equity          32,607

Preferred stock:
  Not subject to mandatory redemption             0
  Subject to mandatory redemption                 0

Long-term debt                                    0
                                            -------
Total capitalization                         32,607
Current liabilities                           1,232
Accumulated deferred income taxes             1,643
Accumulated deferred investment tax credits       0
Other liabilities                               507
                                             -------
Total Capitalization and Liabilities         $35,989
                                             =======

                Centerior Properties Company
          UNAUDITED CONDENSED STATEMENT OF INCOME
             Twelve Months Ended June 30, 1997
                      (In thousands)
-------------------------------------------------------

Operating revenues                            $    0
                                              ------
Fuel and purchased power                           0
Other operation and maintenance expenses           0
                                              ------
Total operation and maintenance expenses           0
Depreciation and amortization, net                 0
General taxes                                      0
Income taxes                                       0
                                              ------
Total operating expense and taxes                  0
                                              ------
Operating income                                   0
Other income (expense)                         1,456
                                              ------
Total income                                   1,456
                                              ------
Interest charges                                   0
Allowance for borrowed funds used during
  construction and capitalized interest            0
Subsidiaries' preferred stock dividend
  requirements                                     0
                                              ------
Net interest and other charges                     0
                                              ------
Net income                                     1,456
Preferred stock dividend requirements              0
                                              ------
Earnings on common stock                      $1,456
                                              ======

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
           Twelve months ended June 30, 1997
                    (In thousands)
--------------------------------------------------------

Beginning balance                            $12,166
Plus:  net income                              1,456
Less: common dividends                             0
      preferred dividends                          0
                                             -------
Ending Balance                               $13,622
                                             =======



             Centerior Enterprises Corporation
             UNAUDITED CONDENSED BALANCE SHEET
                       June 30, 1997
                       (In thousands)
---------------------------------------------------------

Assets

Utility plant, net of depreciation             $     0
Other property and investments                  48,471
Current assets                                   1,605
Regulatory assets                                    0
Other deferred charges                               0
                                               -------
Total Assets                                   $50,076
                                               =======

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital       $50,458
  Retained earnings (deficit)                     (378)
                                               -------
  Total common shareholders' equity             50,080

Preferred stock:
  Not subject to mandatory redemption                0
  Subject to mandatory redemption                    0

Long-term debt                                       0
                                               -------
Total capitalization                            50,080
Current liabilities                                 (4)
Accumulated deferred income taxes                    0
Accumulated deferred investment tax credits          0
Other liabilities                                    0
                                               -------
Total Capitalization and Liabilities           $50,076
                                               =======

             Centerior Enterprises Corporation
          UNAUDITED CONDENSED STATEMENT OF INCOME
             Twelve months Ended June 30, 1997
                      (In thousands)
----------------------------------------------------------

Operating revenues                                $  0
                                                  ----
Fuel and purchased power                             0
Other operation and maintenance expenses             0
                                                  ----
Total operation and maintenance expenses             0
Depreciation and amortization, net                   0
General taxes                                        0
Income taxes                                         0
                                                  ----
Total operating expense and taxes                    0
                                                  ----
Operating income                                     0
Other income (expense)                             540
                                                  ----
Total income                                       540
                                                  ----
Interest charges                                     0
Allowance for borrowed funds used during
  construction and capitalized interest              0
Subsidiaries' preferred stock dividend
  requirements                                       0
                                                  ----
Net interest and other charges                       0
                                                  ----
Net income                                         540
Preferred stock dividend requirements                0
                                                  ----
Earnings on common stock                          $540
                                                  ====

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
            Twelve months Ended June 30, 1997
                     (In thousands)
--------------------------------------------------------

Beginning balance                               $ (918)
Plus:  net income                                  540
Less: common dividends                               0
      preferred dividends                            0
                                                ------
Ending Balance                                  $ (378)
                                                ======



                       Fertile Earth, Inc.
               UNAUDITED CONDENSED BALANCE SHEET
                         June 30, 1997
                        (In thousands)
------------------------------------------------------

Assets

Utility plant, net of depreciation          $    0
Other property and investments                 425
Current assets                                 381
Regulatory assets                                0
Other deferred charges                          36
                                            ------
Total Assets                                 $ 842
                                             =====

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital     $ 882
  Retained earnings (deficit)                 (480)
                                             -----
  Total common shareholders' equity            402

Preferred stock:
  Not subject to mandatory redemption            0
  Subject to mandatory redemption                0

Long-term debt                                   0
                                             -----
Total capitalization                           402
Current liabilities                              0
Accumulated deferred income taxes                0
Accumulated deferred investment tax credits      0
Other liabilities                              440
                                             -----
Total Capitalization and Liabilities         $ 842
                                             =====

                 Fertile Earth, Inc.
       UNAUDITED CONDENSED STATEMENT OF INCOME
          Twelve Months Ended June 30, 1997
                   (In thousands)
--------------------------------------------------------

Operating revenues                           $    0
                                             ------
Fuel and purchased power                          0
Other operation and maintenance expenses          0
                                             ------
Total operation and maintenance expenses          0
Depreciation and amortization, net                0
General taxes                                     0
Income taxes                                      0
                                             ------
Total operating expense and taxes                 0
                                             ------
Operating income                                  0
Other income (expense)                         (245)
                                             ------
Total income                                   (245)
                                             ------
Interest charges                                  0
Allowance for borrowed funds used during
  construction and capitalized interest           0
Subsidiaries' preferred stock dividend
  requirements                                    0
                                             ------
Net interest and other charges                    0
                                             ------
Net income                                     (245)
Preferred stock dividend requirements             0
                                             ------
Earnings on common stock                     $ (245)
                                             ======

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
           Twelve months ended June 30, 1997
                   (In thousands)
--------------------------------------------------------
Beginning balance                            $ (235)
Plus:  net income                              (245)
Less: common dividends                            0
      preferred dividends                         0
                                             ------
Ending Balance                               $ (480)
                                             ======


        Centerior Communications Holdings, Inc.
           UNAUDITED CONDENSED BALANCE SHEET
                     June 30, 1997
                    (In thousands)
-------------------------------------------------------

Assets

Utility plant, net of depreciation          $     0
Other property and investments               35,327
Current assets                                    0
Regulatory assets                                 0
Other deferred charges                            0
                                            -------
Total Assets                                $35,327
                                            =======

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital    $35,327
  Retained earnings (deficit)                     0
                                            -------
Total common shareholders' equity            35,327

Preferred stock:
  Not subject to mandatory redemption             0
  Subject to mandatory redemption                 0

Long-term debt                                    0
                                            -------
Total capitalization                         35,327
Current liabilities                               0
Accumulated deferred income taxes                 0
Accumulated deferred investment tax credits       0
Other liabilities                                 0
                                            -------
Total Capitalization and Liabilities        $35,327
                                            =======

        Centerior Communications Holdings, Inc.
        UNAUDITED CONDENSED STATEMENT OF INCOME
           Twelve months ended June 30, 1997
                   (In thousands)
------------------------------------------------------

Operating revenues                             $  0
                                               ----
Fuel and purchased power                          0
Other operation and maintenance expenses          0
                                               ----
Total operation and maintenance expenses          0
Depreciation and amortization, net                0
General taxes                                     0
Income taxes                                      0
                                               ----
Total operating expense and taxes                 0
                                               ----
Operating income                                  0
Other income (expense)                            0
                                               ----
Total income                                      0
                                               ----
Interest charges                                  0
Allowance for borrowed funds used during
  construction and capitalized interest           0
Subsidiaries' preferred stock dividend
  requirements                                    0
                                               ----
Net interest and other charges                    0
                                               ----
Net income                                        0
Preferred stock dividend requirements             0
                                               ----
Earnings on common stock                       $  0
                                               ====

  UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
          Twelve months ended June 30, 1997
                   (In thousands)
-------------------------------------------------------

Beginning balance                               $ 0
Plus:  net income                                 0
Less: common dividends                            0
      preferred dividends                         0
                                                ---
Ending Balance                                  $ 0
                                                ===



              Centerior Funding Corporation
            UNAUDITED CONDENSED BALANCE SHEET
                    June 30, 1997
                    (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation          $      0
Other property and investments                     0
Current assets                               132,161
Regulatory assets                                  0
Other deferred charges                           923
                                            --------
Total Assets                                $133,084
                                            ========

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital    $ 98,208
  Retained earnings (deficit)                    211
                                            --------
  Total common shareholders' equity           98,419

Preferred stock:
  Not subject to mandatory redemption              0
  Subject to mandatory redemption                  0

Long-term debt                                     0
                                            --------
Total capitalization                          98,419
Current liabilities                           34,665
Accumulated deferred income taxes                  0
Accumulated deferred investment tax credits        0
Other liabilities                                  0
                                            --------
Total Capitalization and Liabilities        $133,084
                                            ========

              Centerior Funding Corporation
         UNAUDITED CONDENSED STATEMENT OF INCOME
            Twelve months ended June 30, 1997
                     (In thousands)
--------------------------------------------------------

Operating revenues                            $    0
                                              ------
Fuel and purchased power                           0
Other operation and maintenance expenses           0
                                              ------
Total operation and maintenance expenses           0
Depreciation and amortization, net                 0
General taxes                                      0
Income taxes                                       0
                                              ------
Total operating expense and taxes                  0
                                              ------
Operating income                                   0
Other income (expense)                         6,143
                                              ------
Total income                                   6,143
                                              ------
Interest charges                               1,677
Allowance for borrowed funds used during
  construction and capitalized interest            0
Subsidiaries' preferred stock dividend
  requirements                                     0
                                              ------
Net interest and other charges                 1,677
                                              ------
Net income                                     4,466
Preferred stock dividend requirements              0
                                              ------
Earnings on common stock                      $4,466
                                              ======

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
           Twelve months ended June 30, 1997
                    (In thousands)
--------------------------------------------------------

Beginning balance                             $  452
Plus:  net income                              4,466
Less: common dividends                         4,707
      preferred dividends                          0
                                              ------
Ending Balance                                $  211
                                              ======




            Toledo Edison Capital Corporation
            UNAUDITED CONDENSED BALANCE SHEET
                      June 30, 1997
                      (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation           $     0
Other property and investments                     0
Current assets                                     0
Regulatory assets                                  0
Other deferred charges                        28,000
                                             -------
Total Assets                                 $28,000
                                             =======

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital     $28,000
  Retained earnings (deficit)                      0
                                             -------
  Total common shareholders' equity           28,000

Preferred stock:
  Not subject to mandatory redemption              0
  Subject to mandatory redemption                  0

Long-term debt                                     0
                                             -------
Total capitalization                          28,000
Current liabilities                                0
Accumulated deferred income taxes                  0
Accumulated deferred investment tax credits        0
Other liabilities                                  0
                                             -------
Total Capitalization and Liabilities         $28,000
                                             =======

              Toledo Edison Capital Corporation
           UNAUDITED CONDENSED STATEMENT OF INCOME
              Twelve months ended June 30, 1997
                      (In thousands)
--------------------------------------------------------

Operating revenues                              $  0
                                                ----
Fuel and purchased power                           0
Other operation and maintenance expenses           0
                                                ----
Total operation and maintenance expenses           0
Depreciation and amortization, net                 0
General taxes                                      0
Income taxes                                       0
                                                ----
Total operating expense and taxes                  0
                                                ----
Operating income                                   0
Other income (expense)                             0
                                                ----
Total income                                       0
                                                ----
Interest charges                                   0
Allowance for borrowed funds used during
  construction and capitalized interest            0
Subsidiaries' preferred stock dividend
  requirements                                     0
                                                ----
Net interest and other charges                     0
                                                ----
Net income                                         0
Preferred stock dividend requirements              0
                                                ----
Earnings on common stock                        $  0
                                                ====

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
            Twelve months ended June 30, 1997
                     (In thousands)
---------------------------------------------------------

Beginning balance                               $  0
Plus:  net income                                  0
Less: common dividends                             0
      preferred dividends                          0
                                                ----
Ending Balance                                  $  0
                                                ====



              Centerior Energy Services, Inc.
             UNAUDITED CONDENSED BALANCE SHEET
                       June 30, 1997
                       (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation               $ 0
Other property and investments                     0
Current assets                                    20
Regulatory assets                                  0
Other deferred charges                             0
                                                 ---
Total Assets                                     $20
                                                 ===

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital         $20
  Retained earnings (deficit)                      0
                                                 ---
  Total common shareholders' equity               20

Preferred stock:
  Not subject to mandatory redemption              0
  Subject to mandatory redemption                  0

Long-term debt                                     0
                                                 ---
Total capitalization                              20
Current liabilities                                0
Accumulated deferred income taxes                  0
Accumulated deferred investment tax credits        0
Other liabilities                                  0
                                                 ---
Total Capitalization and Liabilities             $20
                                                 ===

           Centerior Energy Services, Inc.
       UNAUDITED CONDENSED STATEMENT OF INCOME
           Twelve months ended June 30, 1997
                   (In thousands)
------------------------------------------------------

Operating revenues                              $ 0
                                                ---
Fuel and purchased power                          0
Other operation and maintenance expenses          0
                                                ---
Total operation and maintenance expenses          0
Depreciation and amortization, net                0
General taxes                                     0
Income taxes                                      0
                                                ---
Total operating expense and taxes                 0
Operating income                                  0
Other income (expense)                            0
                                                ---
Total income                                      0
                                                ---
Interest charges                                  0
Allowance for borrowed funds used during
  construction and capitalized interest           0
Subsidiaries' preferred stock dividend
  requirements                                    0
                                                ---
Net interest and other charges                    0
                                                ---
Net income                                        0
Preferred stock dividend requirements             0
                                                ---
Earnings on common stock                        $ 0
                                                ===

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
           Twelve months ended June 30, 1997
                    (In thousands)
--------------------------------------------------------

Beginning balance                               $ 0
Plus:  net income                                 0
Less: common dividends                            0
      preferred dividends                         0
                                                ---
Ending Balance                                  $ 0
                                                ===




         Centerior Power Enterprises Incorporated
            UNAUDITED CONDENSED BALANCE SHEET
                      June 30, 1997
                      (In thousands)
------------------------------------------------------

Assets

Utility plant, net of depreciation              $ 0
Other property and investments                    0
Current assets                                   50
Regulatory assets                                 0
Other deferred charges                            0
                                                ---
Total Assets                                    $50
                                                ===

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital        $50
  Retained earnings (deficit)                     0
                                                ---
  Total common shareholders' equity              50

Preferred stock:
  Not subject to mandatory redemption             0
  Subject to mandatory redemption                 0

Long-term debt                                    0
                                                ---
Total capitalization                             50
Current liabilities                               0
Accumulated deferred income taxes                 0
Accumulated deferred investment tax credits       0
Other liabilities                                 0
                                                ---
Total Capitalization and Liabilities            $50
                                                ===

       Centerior Power Enterprises Incorporated
        UNAUDITED CONDENSED STATEMENT OF INCOME
           Twelve months ended June 30, 1997
                    (In thousands)
--------------------------------------------------------

Operating revenues                              $ 0
                                                ---
Fuel and purchased power                          0
Other operation and maintenance expenses          0
                                                ---
Total operation and maintenance expenses          0
Depreciation and amortization, net                0
General taxes                                     0
Income taxes                                      0
                                                ---
Total operating expense and taxes                 0
                                                ---
Operating income                                  0
Other income (expense)                            0
                                                ---
Total income                                      0
                                                ---
Interest charges                                  0
Allowance for borrowed funds used during
  construction and capitalized interest           0
Subsidiaries' preferred stock dividend
  requirements                                    0
                                                ---
Net interest and other charges                    0
                                                ---
Net income                                        0
Preferred stock dividend requirements             0
                                                ---
Earnings on common stock                        $ 0
                                                ===

   UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
           Twelve months ended June 30, 1997
                   (In thousands)
-------------------------------------------------------

Beginning balance                               $ 0
Plus:  net income                                 0
Less: common dividends                            0
      preferred dividends                         0
                                                ---
Ending Balance                                  $ 0
                                                ===



              Market Responsive Energy, Inc.
            UNAUDITED CONDENSED BALANCE SHEET
                      June 30, 1997
                      In thousands)
-------------------------------------------------------

Assets

Utility plant, net of depreciation              $ 0
Other property and investments                    0
Current assets                                    1
Regulatory assets                                 0
Other deferred charges                            0
                                                ---
Total Assets                                    $ 1

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital        $ 1
  Retained earnings (deficit)                     0
                                                ---
  Total common shareholders' equity               1

Preferred stock:
  Not subject to mandatory redemption             0
  Subject to mandatory redemption                 0

Long-term debt                                    0
                                                ---
Total capitalization                              1
Current liabilities                               0
Accumulated deferred income taxes                 0
Accumulated deferred investment tax credits       0
Other liabilities                                 0
                                                ---
Total Capitalization and Liabilities            $ 1
                                                ===

              Market Responsive Energy, Inc.
          UNAUDITED CONDENSED STATEMENT OF INCOME
             Twelve months ended June 30, 1997
                      (In thousands)
------------------------------------------------------

Operating revenues                              $ 0
                                                ---
Fuel and purchased power                          0
Other operation and maintenance expenses          0
                                                ---
Total operation and maintenance expenses          0
Depreciation and amortization, net                0
General taxes                                     0
Income taxes                                      0
                                                ---
Total operating expense and taxes                 0
Operating income                                  0
Other income (expense)                            0
                                                ---
Total income                                      0
                                                ---
Interest charges                                  0
Allowance for borrowed funds used during
  construction and capitalized interest           0
Subsidiaries' preferred stock dividend
  requirements                                    0
                                                ---
Net interest and other charges                    0
                                                ---
Net income                                        0
Preferred stock dividend requirements             0
                                                ---
Earnings on common stock                        $ 0
                                                ===

  UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
           Twelve months ended June 30, 1997
                    (In thousands)
------------------------------------------------------

Beginning balance                               $ 0
Plus:  net income                                 0
Less: common dividends                            0
      preferred dividends                         0
                                                ---
Ending Balance                                  $ 0
                                                ===

                    OES Fuel, Incorporated
                UNAUDITED CONDENSED BALANCE SHEET
                             June 30, 1997
                             (In thousands)
------------------------------------------------------------

Assets

Utility plant, net of depreciation               $ 71,740
Other property and investments                      7,289
Current assets                                     76,508
Regulatory assets                                       0
Other deferred charges                              2,130
                                                 --------
Total Assets                                     $157,667
                                                 ========

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital         $17,000
  Retained earnings (deficit)                      2,512
                                                 -------
  Total common shareholders' equity               19,512

Preferred stock:
  Not subject to mandatory redemption                  0
  Subject to mandatory redemption                      0

Long-term debt                                    71,000
                                                 -------
Total capitalization                              90,512
Current liabilities                               64,804
Accumulated deferred income taxes                  2,351
Accumulated deferred investment tax credits            0
Other liabilities                                      0
                                                --------
Total Capitalization and Liabilities            $157,667
                                                ========

                 OES Fuel, Incorporated
         UNAUDITED CONDENSED STATEMENT OF INCOME
           Twelve Months Ended June 30, 1997
                     (In thousands)
----------------------------------------------------------

Operating revenues                              $56,217
                                                -------
Fuel and purchased power                         45,657
Other operation and maintenance expenses            755
                                                -------
Total operation and maintenance expenses         46,412
Depreciation and amortization, net                   45
General taxes                                     1,859
Income taxes                                      2,549
                                                -------
Total operating expense and taxes                50,865
                                                -------
Operating income                                  5,352
Other income (expense)                            5,359
                                                -------
Total income                                     10,711
Interest charges                                 10,166
Allowance for borrowed funds used during
  construction and capitalized interest            (766)
Subsidiaries' preferred stock dividend
  requirements                                        0
                                                -------
Net interest and other charges                    9,400
Net income                                        1,311
Preferred stock dividend requirements                 0
                                               --------
Earnings on common stock                       $  1,311
                                               ========


     UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
            Twelve Months Ended June 30, 1997
                       (In thousands)
---------------------------------------------------------

Beginning balance                              $ 1,201
Plus:  net income                                1,311
Less: common dividends                               0
      preferred dividends                            0
                                              --------
Ending Balance                                $  2,512
                                              ========

               OES Nuclear, Incorporated
          UNAUDITED CONDENSED BALANCE SHEET
                   June 30, 1997
                     (In thousands)
--------------------------------------------------------

Assets

Utility plant, net of depreciation           $ 148,307
Other property and investments                       0
Current assets                                  17,539
Regulatory assets                                    0
Other deferred charges                               0
                                              --------
Total Assets                                  $165,846
                                              ========
Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital         $  10
  Retained earnings (deficit)                      174
                                                 -----
  Total common shareholders' equity                184

Preferred stock:
  Not subject to mandatory redemption                0
  Subject to mandatory redemption                    0

Long-term debt                                 143,000
                                               -------
Total capitalization                           143,184
Current liabilities                              5,200
Accumulated deferred income taxes               17,462
Accumulated deferred investment tax credits          0
Other liabilities                                    0
                                              --------
Total Capitalization and Liabilities          $165,846
                                              ========


                 OES Nuclear, Incorporated
            UNAUDITED CONDENSED STATEMENT OF INCOME
               Twelve Months Ended June 30, 1997
                       (In thousands)
-------------------------------------------------------------

Operating revenues                                   $20,860
                                                     -------
Fuel and purchased power                                   0
Other operation and maintenance expenses                   0
                                                     -------
Total operation and maintenance expenses                   0
Depreciation and amortization, net                     5,129
General taxes                                          3,392
Income taxes                                              72
                                                       -----
Total operating expense and taxes                      8,593
                                                       -----
Operating income                                      12,267
Other income (expense)                                     6
                                                      ------
Total income                                          12,273
                                                      ------
Interest charges                                      12,168
Allowance for borrowed funds used during
  construction and capitalized interest                    0
Subsidiaries' preferred stock dividend requirements        0
                                                      ------
Net interest and other charges                        12,168
Net income                                               105
Preferred stock dividend requirements                      0
                                                     -------
Earnings on common stock                             $   105
                                                     =======

      UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
              Twelve Months Ended June 30, 1997
                        (In thousands)
-------------------------------------------------------------

Beginning balance                                      $ 69
Plus:  net income                                       105
Less: common dividends                                    0
      preferred dividends                                 0
                                                      -----
Ending Balance                                        $ 174
                                                      =====

                Centerior Telecom Company
             UNAUDITED CONDENSED BALANCE SHEET
                      June 30, 1997
                      (In thousands)
-------------------------------------------------------------

Assets

Utility plant, net of depreciation                  $ 5,770
Other property and investments                            0
Current assets                                        9,127
Regulatory assets                                         0
Other deferred charges                                    0
                                                    -------
Total Assets                                        $14,897
                                                    =======
Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital            $11,001
  Retained earnings (deficit)                           906
                                                    --------
  Total common shareholders' equity                  11,907

Preferred stock:
  Not subject to mandatory redemption                     0
  Subject to mandatory redemption                         0

Long-term debt                                            0
                                                    -------
Total capitalization                                 11,907
Current liabilities                                   2,990
Accumulated deferred income taxes                         0
Accumulated deferred investment tax credits               0
Other liabilities                                         0
                                                    -------
Total Capitalization and Liabilities                $14,897
                                                    =======

                Centerior Telecom Company
         UNAUDITED CONDENSED STATEMENT OF INCOME
            Twelve Months Ended June 30, 1997
                      (In thousands)
------------------------------------------------------------

Operating revenues                                    $  0
                                                      ----
Fuel and purchased power                                 0
Other operation and maintenance expenses                 0
Total operation and maintenance expenses                 0
Depreciation and amortization, net                       0
General taxes                                            0
Income taxes                                             0
                                                        ---
Total operating expense and taxes                        0
                                                        ---
Operating income                                         0
Other income (expense)                                 906
                                                       ---
Total income                                           906
                                                       ---
Interest charges                                         0
Allowance for borrowed funds used during
  construction and capitalized interest                  0
Subsidiaries' preferred stock dividend requirements      0
                                                       ---
Net interest and other charges                           0
                                                       ---
Net income                                             906
Preferred stock dividend requirements                    0
                                                      ----
Earnings on common stock                              $906
                                                      ====

     UNAUDITED CONDENSED STATEMENT OF RETAINED EARNINGS
             Twelve Months Ended June 30, 1997
                     (In thousands)
----------------------------------------------------------

Beginning balance                                 $  0
Plus:  net income                                  906
Less: common dividends                               0
      preferred dividends                            0
                                                 -----
Ending Balance                                   $ 906
                                                 =====



                      FIRSTENERGY CORP.




Subsidiaries Not Operational as of June 30, 1997:

   FirstEnergy Securities Transfer Company
   FirstEnergy Services Corporation
   Ohio Edison Financing Trust II
   Bay Shore Power Company